Sera Prognostics, Inc.

2749 East Parleys Way, Suite 200

Salt Lake City, Utah 84109

August 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

RE:	Sera Prognostics, Inc.

Registration Statement on Form S-3

File No. 333-281347

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Sera Prognostics, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-281347) (the “Registration Statement”) so that it may become effective at 4:00 p.m. Eastern Time on Tuesday, August 13, 2024, or as soon as possible thereafter.

The Company hereby authorizes Matthew J. Gardella, Esq. and Nishant M. Dharia, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Gardella at (617) 348-1735 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Gardella.

Very truly yours,

SERA PROGNOSTICS, INC.

/s/ Zhenya Lindgardt
Zhenya Lindgardt
President and Chief Executive Officer

cc:	Sera Prognostics, Inc.

Austin Aerts, Chief Financial Officer

Benjamin G. Jackson, Esq., General Counsel and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella, Esq.

Nishant M. Dharia, Esq.